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Exhibit 4

[Letterhead of Seven-Eleven Japan Co., Ltd.]

September 1, 2005

Board of Directors
7-Eleven, Inc.
c/o James W. Keyes
2711 North Haskell Avenue
Box 711
Dallas, Texas 75221-0711
United States

Gentlemen:

        Seven-Eleven Japan Co., Ltd. ("SEJ") is pleased to advise you that it intends, through its wholly owned subsidiary, IYG Holding Company ("IYGHC"), to commence a tender offer for all of the outstanding shares of common stock of 7-Eleven, Inc. (the "Company"), not owned by SEJ and IYGHC, at a purchase price of $32.50 per share in cash. This represents a premium of approximately 15% over the closing price on August 31, 2005. In our view, this price represents a fair price to the Company's shareholders, and this transaction will be mutually beneficial to the Company's shareholders and SEJ.

        The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by SEJ and its affiliates and, unless waived, ownership by SEJ of at least 90% of the outstanding Company common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same price per share cash price offered in the tender offer. There will be no financing contingency associated with the tender offer.

        In order to maintain SEI's growth and to allow SEI to compete effectively in the increasingly competitive convenience store and retail industry over the long term, SEJ has concluded that SEI must increase its investment in merchandising, store renovation, distribution and logistics systems, and information systems. SEJ believes that SEI is now capable of funding such investment for SEI's future growth from internally generated cash flow. The increase in investment, however, is likely to result in lower growth and profitability for SEI in the short term. SEJ believes that the offer provides SEI's minority investors an opportunity to avoid risks relating to such lower short-term growth and profitability, and SEJ expects that taking SEI private will also help to achieve a better-governed group structure.

        We wish to complete this transaction as quickly as possible. Accordingly we intend to commence a tender offer on or about September 6, 2005 without seeking approval from the Company's board of directors. SEJ expects that the Company's board will form a special committee of Company directors that are not directors or executive officers of SEJ to consider SEJ's proposal and to make a recommendation to the Company's stockholders regarding the proposal. The directors and executive officers of SEJ who sit on the Company's board will support that delegation of authority to the special committee. SEJ will also encourage the special committee to retain its own legal and financial advisors to assist in its review. We are hopeful that, by proceeding with a tender offer, the Company's shareholders will be able to receive payment for their shares earlier than would otherwise be the case if we sought to negotiate a merger agreement.

        Copies of the U.S. press release and the English translation of the Japanese press release announcing the tender offer are attached for your information. We expect to make these releases public prior to the opening of the New York Stock Exchange on September 1, 2005.

        If you have any questions concerning our offer, please contact Mr. Youichi Tsuda at (+813) 6238-3711.

Very truly yours,
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ TOSHIRO YAMAGUCHI Name: Toshiro Yamaguchi Title: President and COO

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  Exhibit 4
[Letterhead of Seven-Eleven Japan Co., Ltd.]